  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 2, 2019

Eldorado Gold Announces Q3 2019 Financial and Operational Results Release Date and Conference Call

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) will release its Q3 2019 Financial and Operational Results after market closes on Thursday, October 31, 2019 and will host a conference call on Friday, November 1, 2019 at 11:30am ET (8:30am PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via:
http://services.choruscall.ca/links/eldoradogold20191101.html.

Conference Call Details	Replay (available until Dec. 6, 2019)
Date: November 1, 2019	Vancouver:+1 604 638 9010
Time: 8:30 am PT (11:30 am ET)	Toll Free:1 800 319 6413
Dial in: +1 604 638 5340	Access code:3612
Toll free: 1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louise.burgess@eldoradogold.com